UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Chromcraft Revington, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

171117104

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 171117104	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Chromcraft Revington Employee Stock Ownership Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 1,990,015

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 1,990,015

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,990,015

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.2%

12	TYPE OF REPORTING PERSON EP

CUSIP No. 171117104	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

LaSalle Bank National Association, not in its corporate capacity but solely in its capacity as Trustee of the ESOP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 1,990,015

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 1,990,015

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,990,015

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.2%

12	TYPE OF REPORTING PERSON BK

CUSIP No. 171117104	13G/A	Page 4 of 7 Pages

Item 1.	(a)	Name of Issuer:
Chromcraft Revington Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
1100 North Washington Street, Delphi, Indiana

Item 2.	(a)	Name of Person Filing:
Chromcraft Revington Employee Stock Ownership Plan (the “ESOP”)

LaSalle Bank National Association, not in its corporate capacity but solely as trustee of the ESOP Trust (the “Trustee”)

	(b)	Address of Principal Business Office or, if none, Residence:
The business address of the ESOP is: 135 South LaSalle Street, Chicago, Illinois 60603

The business address of the Trustee is: 135 South LaSalle Street, Chicago, Illinois 60603

	(c)	Citizenship:
The Trustee is a national bank organized under the laws of the United States.

	(d)	Title of Class of Securities:
Common Stock, $0.01 par value (the “Common Stock)

	(e)	CUSIP Number:
171117104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              The ESOP is an employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

              The Trustee is a Bank as defined in Section 3(a)(6) of the Exchange Act.

Item 4.	Ownership

              The following information relates to the Reporting Person’s ownership of Common Stock of the Issuer as of December 31, 2004.

Item 4.	(a)	Amount beneficially owned:
1,990,015

	(b)	Percent of class:
33.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

CUSIP No. 171117104	13G/A	Page 5 of 7 Pages

0

(ii)	Shared power to vote or to direct the vote:
1,990,015

(iii)	Sole power to dispose or to direct the disposition of:
0

(iv)	Shared power to dispose or to direct the disposition of:
1,990,015

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

     All of the shares reported as beneficially owned in this Amendment No. 3 to Schedule 13G are held by the Trustee for the benefit of participants in the ESOP. To the knowledge of the Reporting Person, none of the interests of those third parties relates to more than five percent of the securities of the Issuer.

     Subject to the terms and conditions of the Plan, participants in the Plan have the right to direct the Trustee in the voting of Common Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares of Common Stock, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions from participants. The unallocated shares of Common Stock are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. In the event of a tender offer, the participants have the right to direct the Trustee as to the manner in which to respond. Allocated shares of Common Stock for which no directions are received shall not be tendered by the Trustee. The unallocated shares of Common Stock are tendered in the same proportion as the allocated shares for which directions are received.

     Subject to the terms and conditions of the ESOP Trust and the Plan, participants in the Plan are entitled to receive certain distributions or assets held by the ESOP Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reported as beneficially owned in this Amendment No. 3 to Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 171117104	13G/A	Page 6 of 7 Pages

Item 10.	Certification

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

CUSIP No. 171117104	13G/A	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	CHROMCRAFT REVINGTON EMPLOYEE STOCK OWNERSHIP PLAN
	By:	LASALLE BANK NATIONAL ASSOCIATION, not in its corporate capacity but solely as trustee of the ESOP Trust

		By:	/s/ Kevin B. Kolb
		Name:	Kevin B. Kolb
		Title:	Compliance Officer

LASALLE BANK NATIONAL ASSOCIATION, not in its corporate capacity but solely as trustee of the ESOP Trust

	By:	/s/ Kevin B. Kolb
	Name:	Kevin B. Kolb
	Title:	Compliance Officer